Exhibit 99.1

Internet Gold - Golden Lines Ltd. is Considering a New Issuance of Unsecured Debentures to Israeli Institutional Investors

Ramat Gan, Israel, June 2, 2017 - Internet Gold - Golden Lines Ltd. (the “Company”, Internet Gold”) (NASDAQ and TASE: IGLD), today announced that the Company is examining the possibility of a new issuance of unsecured debentures (the “Series E Debentures”) to Israeli “classified”/“institutional” investors (as defined under the exemptions of section 15 of the Securities Law, 5728-1968 and the First Schedule of The Securities Law) (and which are not “U.S. persons”, as such term is defined in Regulation S under the Securities Act of 1933), in an aggregate amount of approximately NIS 150 million par value.

If issued, the Series E Debentures will be listed on the TACT-Institutional System maintained by The Tel Aviv Stock Exchange Ltd. (“TASE”), subject to approval by the TASE.

The Series E Debentures may not be resold in the United States or to any “U.S. person” absent registration under the Securities Act or the availability of an applicable exemption from the registration requirements under the Securities Act.

According to the proposed offering, the principal of the Series E Debentures will be payable in six installments, consisting of: (a) five equal installments, each equal to 10% of the principal of the Series E Debentures, payable on December 15 of each of the years 2019 to 2023 (inclusive); and (b) one installment of 50% of the principal of the Series E Debentures, payable on December 15, 2024. It is expected that the Series E Debentures will bear annual interest at a fixed rate to be determined in an interest-rate auction.

The offering is also subject to the confirmation by Midroog Ltd., an Israeli rating company.

“The new issuance is being executed, among else, in anticipation of the implementation of the Israeli Concentration Law and to enable the Company to finance its activities through non-public registered instruments under the law’s requirements. In accordance with our initial assessments, this issuance phase is the beginning of a process which will be finalized until the second half of 2019, among else, with the required shares delisting from the TASE and/or the merger of the Company with it’s Subsidiary, under the Israeli Concentration Law” said Doron Turgeman, the CEO of Internet Gold - Golden Lines.